Exhibit (a)(1)(K)

November 26, 2008

To:	All Maxim Non-Officer Employees

Subject:	Important Change to Maxim’s Stock Option Repurchase Offer: Payments to

non-officers will not be subject to Vesting

Maxim is making an important change to its offer to purchase for cash certain underwater stock options that was first announced on November 10, 2008. All non-officer employees will be paid in full promptly following the expiration of the offer and payments will not be subject to vesting. Assuming the offer expires on December 8, 2008, U.S based employees should expect to receive payment on December 18, 2008 and employees located outside of the U.S. should expect to receive payment in the first regular payroll run in January 2009. This change is being made at the suggestion of the U.S Securities and Exchange Commission to ensure that payments are made promptly following the closing of the offer. All other terms of the offer remain unchanged.

The offering materials describing the offer to repurchase your Eligible Options have been revised to reflect this important change, and they can be accessed, along with the election form needed to accept the offer, on a secure, external website (the “Offer Website”) at https://maxim-ic-tender.equitybenefits.com.

As a reminder, Maxim’s offer to purchase Eligible Options is currently scheduled to expire at 12 p.m. Eastern Time on Monday, December 8, 2008. If you have already properly tendered your eligible options and wish to continue to participate in the offer, you do not need to take any further action.

We make no recommendations as to whether you should participate in and accept the option repurchase offer.

If you have any questions about the offer, please refer to the Questions and Answers regarding the Company’s offer to repurchase for cash certain underwater stock options that are posted on the Company’s Intranet Website (http://maximnet.maxim-ic.internal/) as well as the offering materials posted on the offer website (https://maxim-ic-tender.equitybenefits.com).

Sincerely,

/s/ Bruce Kiddoo
Bruce Kiddoo Chief Financial Officer